Exhibit 99.1

Phoenix New Media Reports Second Quarter 2017 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on August 15, 2017

BEIJING, China, August 16, 2017 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the second quarter ended June 30, 2017.

“We are pleased to announce better than expected financial and operating performances during the second quarter of 2017,” stated Mr. Shuang Liu, CEO of Phoenix New Media. “Our mobile advertising revenues increased by 66% year-over-year in the past quarter. We are encouraged to see our mobile strategy continued to achieve great results in both ifeng news application and Yidian Zixun (“Yidian” 1, a strategic investment of ifeng) in terms of user acquisition, viewership improvement, content enrichment and product offerings, as well as strategic cooperation. In order to stay ahead of the competition, we remain committed to expanding our user base and market share, and expect to continue investing in traffic acquisition. We will remain prudent in our traffic acquisition spending and have proper mechanisms in place to ensure effective return on investment, or ROI. Meanwhile, we will continue to leverage our core media DNA, advanced A.I. technology and differentiated content offerings to capitalize on various growth opportunities. Looking ahead, we believe we have the right strategy and team in place to maintain our leadership position in the highly competitive market and generate value for our shareholders.”

Mr. Ya Li, co-president of Phoenix New Media, further stated, “By leveraging our strong content production capability and expertise in native marketing solutions, we acquired about 20 renowned brand advertisers during the second quarter at some highly visible events and projects, including the Belt and Road Forum, Davos World Economic Forum and the BRICs Forum. Meanwhile, we officially launched a new version of performance-based advertising platform, Fengyu, in the second quarter. Driven by this powerful new platform, our performance-based advertising experienced a robust 104% year-over-year growth in the second quarter. On the Yidian side, we understand that Yidian’s user base continued to grow rapidly in the second quarter. Currently Yidian is the No. 1 content provider on OPPO’s branded handsets in terms of user time spent. In addition, on both Xiaomi and OPPO’s mobile handsets, Yidian will further strengthen its brand recognition through integrated campaigns cooperated with the two parties.”

1  The Company has accounted for its investments in Yidian as available-for-sale investments.

Second Quarter 2017 Financial Results

REVENUES

Total revenues for the second quarter of 2017 increased by 12.3% to RMB393.3million (US$58.0 million) from RMB350.1 million in the second quarter of 2016.

Net advertising revenues (net of advertising agency service fees) for the second quarter of 2017 increased by 14.0% to RMB338.7million (US$50.0million) from RMB297.2 million in the second quarter of 2016, which was primarily attributable to a 66.0% increase in mobile advertising revenues that was partially offset by a 21.2% decrease in PC advertising revenues.

Paid services revenues2 for the second quarter of 2017 increased by 3.2% to RMB54.5 million (US$8.0 million) from RMB52.8 million in the second quarter of 2016. Revenues from digital entertainment3 for the second quarter of 2017 increased by 13.6% to RMB45.6 million (US$6.7 million) from RMB40.1 million in the second quarter of 2016, primarily attributable to a 62.2% increase in digital reading revenues to RMB14.9 million (US$2.2 million) in the second quarter of 2017 from RMB9.2 million in the second quarter of 2016. The increase in digital reading revenues mainly resulted from stronger demand and the Company’s strategic expansion efforts in digital reading. Revenues from games and others4 for the second quarter of 2017 decreased by 29.4% to RMB9.0 million (US$1.3 million) from RMB12.7 million in the second quarter of 2016, which was primarily attributable to a decrease in revenues generated from web-based games operated on the Company’s own platform.

COST OF REVENUES

Cost of revenues for the second quarter of 2017 decreased by 7.0% to RMB167.8 million (US$24.8 million) from RMB180.5 million in the second quarter of 2016, primarily attributable to a decrease in content and operational cost and revenue sharing fees. Content and operational costs for the second quarter of 2017 decreased to RMB106.0 million (US$15.6 million) from RMB117.2 million in the second quarter of 2016, primarily attributable to a decrease in staff cost and advertisement-related content production cost. Revenue sharing fees to telecom operators and channel partners for the second quarter of 2017 decreased to RMB15.1 million (US$2.2 million) from RMB19.3 million in the second quarter of 2016, primarily attributable to a decrease in the sales of MVAS products. Bandwidth costs for the second quarter of 2017 decreased to RMB13.6 million (US$2.0 million) from RMB15.3 million in the second quarter of 2016. Sales taxes and surcharges for the second quarter of 2017 increased to RMB33.2 million (US$4.9 million) from RMB28.8 million in the second quarter of 2016. Share-based compensation included in cost of revenues was RMB1.2 million (US$0.2 million) in the second quarter of 2017, as compared to RMB0.8 million in the second quarter of 2016. The change in share-based compensation was due to the newly granted share-based awards and the Company’s option exchange program implemented in the fourth quarter of 2016.

2  Prior to 2016, the Company’s paid services revenues comprised mainly of revenues generated from MVAS and games and others. Digital reading was previously classified under “games and others.” In order to align with the Company’s overall strategies, digital reading was re-classified from “games and others” and digital reading together with MVAS was determined as “digital entertainment” starting from the financial statements as of and for the year ended December 31, 2016. Accordingly, the revenues from digital entertainment and the revenues from games and others for the first two quarters of 2016 have been reclassified.

3  Digital entertainment includes MVAS and digital reading. MVAS includes mobile newspaper services, mobile video services, mobile game services, and wireless value-added services, or WVAS.

4  Games and others include web-based and mobile games, and other online and mobile paid services through the Company’s own platforms.

GROSS PROFIT

Gross profit for the second quarter of 2017 increased by 32.9% to RMB225.4 million (US$33.3 million) from RMB169.6 million in the second quarter of 2016. Gross margin for the second quarter of 2017 increased to 57.3% from 48.4% in the second quarter of 2016. The increase in gross margin was primarily attributable to an increase in revenues as well as a decrease in content and operational cost and revenue sharing fees.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin for the second quarter of 2017, which excluded share-based compensation, increased to 57.6% from 48.7% in the second quarter of 2016.

OPERATING EXPENSES AND INCOME/(LOSS) FROM OPERATIONS

Total operating expenses for the second quarter of 2017 increased by 7.4% to RMB200.4 million (US$29.6 million) from RMB186.7 million in the second quarter of 2016, primarily attributable to an increase in mobile traffic acquisition expenses, which was partially offset by a decrease in bad debt provision. Share-based compensation included in operating expenses was RMB4.2 million (US$0.6 million) in the second quarter of 2017, as compared to RMB3.6 million in the second quarter of 2016.

Income from operations for the second quarter of 2017 was RMB25.0 million (US$3.7 million), as compared to a loss from operations of RMB17.1 million in the second quarter of 2016. Operating margin for the second quarter of 2017 was 6.4%, as compared to negative 4.9% in the second quarter of 2016, which was primarily attributable to the increase in gross profit and partially offset by the increase in mobile traffic acquisition expenses.

Non-GAAP income from operations for the second quarter of 2017, which excluded share-based compensation, was RMB30.5 million (US$4.5 million), as compared to non-GAAP loss from operations of RMB12.7 million in the second quarter of 2016. Non-GAAP operating margin for the second quarter of 2017, which excluded share-based compensation, was 7.7%, as compared to negative 3.6% in the second quarter of 2016.

OTHER INCOME/(LOSS)

Other income/(loss) reflects interest income, interest expense, foreign currency exchange gain/(loss), gain/(loss) from equity investments, including impairments, and others, net5. Total other income for the second quarter of 2017 was RMB3.4 million (US$0.5 million), as compared to RMB12.4 million in the second quarter of 2016. Interest income for the second quarter of 2017 was RMB13.5 million (US$2.0 million), as compared to RMB8.3 million in the second quarter of 2016. Interest expense for the second quarter of 2017 was RMB6.4 million (US$0.9 million), as compared to RMB1.0 million in the second quarter of 2016. Foreign currency exchange loss for the second quarter of 2017 was RMB7.9 million (US$1.2 million), as compared to foreign currency exchange gain of RMB2.4 million in the second quarter of 2016. Gain from equity investments for the second quarter of 2017, including impairments, was RMB1.1 million (US$0.2 million), as compared to loss from equity investments of RMB1.5 million in the second quarter of 2016. Others, net, for the second quarter of 2017 was RMB3.1 million (US$0.5 million), as compared to RMB4.2 million in the second quarter of 2016.

NET INCOME/(LOSS) ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited for the second quarter of 2017 was RMB24.9 million (US$3.7 million), as compared to net loss attributable to Phoenix New Media Limited of RMB2.5 million in the second quarter of 2016. Net margin for the second quarter of 2017 was 6.3%, as compared to negative 0.7% in the second quarter of 2016. Net income per diluted ADS6 in the second quarter of 2017 was RMB0.35 (US$0.05), as compared to net loss per diluted ADS of RMB0.03 in the second quarter of 2016.

Non-GAAP net income attributable to Phoenix New Media Limited for the second quarter of 2017, which excluded share-based compensation and gain/(loss) from equity investments, including impairments, increased by 740.0% to RMB29.3 million (US$4.3 million) from RMB3.5 million in the second quarter of 2016. Non-GAAP net margin for the second quarter of 2017 increased to 7.4% from 1.0% in the second quarter of 2016. Non-GAAP net income per diluted ADS in the second quarter of 2017 increased by 740.6% to RMB0.41 (US$0.06) from RMB0.05 in the second quarter of 2016.

For the second quarter of 2017, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 72,101,949. As of June 30, 2017, the Company had a total of 572,269,650 ordinary shares outstanding, or the equivalent of 71,533,706 ADSs.

OTHER COMPREHENSIVE INCOME

In June 2017, Particle Inc., an investee of the Company, issued additional equity securities to unrelated third-party investors for cash consideration. As the Company accounts for its investments in Particle Inc. as available-for-sale investments, the Company reassessed the fair value of its investments in Particle Inc. after the above-mentioned transaction and determined that the fair value of its investments in Particle had increased, and therefore in accordance with generally accepted accounting principles, the Company recorded the fair value change in other comprehensive income, net of tax, of RMB239.5 million (US$35.3 million) in the second quarter of 2017 relating to such fair value remeasurement. This led to a significant increase in the Company’s other comprehensive income, net of tax, relating to fair value remeasurement for available-for-sale investments and contributed to the significant increase in comprehensive income attributable to Phoenix New Media Limited in the second quarter of 2017 as compared to the second quarter of 2016.

CERTAIN BALANCE SHEET ITEMS

As of June 30, 2017, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.19 billion (US$175.9 million). Restricted cash represents deposits placed as security for banking facilities granted to the Company, which are restricted in their withdrawal or usage.

Business Outlook

For the third quarter of 2017, the Company expects its total revenues to be between RMB396 million and RMB411 million. Net advertising revenues are expected to be between RMB345 million and RMB355 million. Paid services revenues are expected to be between RMB51 million and RMB56 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

5  “Others, net” primarily consists of government subsidies.

6  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on August 15, 2017 (August 16, 2017 at 9:00 a.m. Beijing/Hong Kong time) to discuss its second quarter 2017 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+6567135440
Mainland China:	4001200654
Hong Kong:	+85230186776
United States:	+18456750438
Conference ID:	68225619

A replay of the call will be available through August 22, 2017 by using the dial-in numbers and conference ID below:

International:	+61290034211
Mainland China:	4006322162
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	68225619

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income/(loss) per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income/(loss) from operations divided by total revenues. Non-GAAP net income/(loss) attributable to Phoenix New Media Limited is net income/(loss) attributable to Phoenix New Media Limited excluding share-based compensation and gain/(loss) from equity investments, including impairments. Non-GAAP net margin is non-GAAP net income/(loss) attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income/(loss) per diluted ADS is non-GAAP net income/(loss) attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation and loss from equity investments, including impairments, which have been and will continue to be significant and recurring in its business. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income/(loss) from operations and net income/(loss) attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7793 to US$1.00, the noon buying rate in effect on June 30, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading application, fashion application and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Rose Zu

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2016	2017	2017
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	202,694	227,460	33,552
Term deposits and short term investments	781,298	499,236	73,641
Restricted cash	354,602	465,707	68,695
Accounts receivable, net	405,033	380,071	56,063
Amounts due from related parties	156,260	267,534	39,464
Prepayment and other current assets	64,069	58,619	8,647
Convertible loans due from a related party	104,429	104,250	15,378
Total current assets	2,068,385	2,002,877	295,440
Non-current assets:
Property and equipment, net	72,087	73,870	10,896
Intangible assets, net	9,475	8,376	1,236
Available-for-sale investments	939,432	1,182,730	174,462
Equity investments, net	8,809	9,272	1,368
Deferred tax assets**	54,307	59,704	8,807
Other non-current assets	16,047	13,267	1,957
Total non-current assets	1,100,157	1,347,219	198,726
Total assets	3,168,542	3,350,096	494,166
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	358,602	357,954	52,801
Accounts payable	260,902	218,318	32,204
Amounts due to related parties	18,720	20,164	2,974
Advances from customers	27,825	49,378	7,284
Taxes payable	75,652	65,150	9,610
Salary and welfare payable	130,329	103,508	15,268
Accrued expenses and other current liabilities	111,049	95,852	14,139
Total current liabilities	983,079	910,324	134,280
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	194
Long-term liabilities	21,723	21,890	3,229
Total non-current liabilities	23,035	23,202	3,423
Total liabilities	1,006,114	933,526	137,703
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	16,843	16,846	2,485
Class B ordinary shares	22,053	22,053	3,253
Additional paid-in capital	1,555,511	1,569,222	231,473
Statutory reserves	77,946	77,946	11,498
Retained earnings	195,069	187,826	27,706
Accumulated other comprehensive income	298,346	547,572	80,770
Total Phoenix New Media Limited shareholders’ equity	2,165,768	2,421,465	357,185
Noncontrolling interests	(3,340)	(4,895)	(722)
Total shareholders’ equity	2,162,428	2,416,570	356,463
Total liabilities and shareholders’ equity	3,168,542	3,350,096	494,166

* Derived from audited financial statements included in the Company’s Form 20-F dated April 28, 2017.

** In 2017, the Company adopted the guidance of ASU 2015-17 issued by FASB in November 2015, which requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. Pursuant to the guidance, the Company retrospectively reclassified RMB54.3 million of deferred tax assets from current assets to noncurrent assets in the balance sheets as of December 31, 2016.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2016	2017	2017	2017	2016	2017	2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	297,230	241,084	338,725	49,965	568,613	579,809	85,526
Paid service revenues	52,833	53,395	54,541	8,045	104,390	107,936	15,921
Total revenues	350,063	294,479	393,266	58,010	673,003	687,745	101,447
Cost of revenues	(180,508)	(162,489)	(167,844)	(24,758)	(338,676)	(330,333)	(48,727)
Gross profit	169,555	131,990	225,422	33,252	334,327	357,412	52,720
Operating expenses:
Sales and marketing expenses	(87,017)	(95,462)	(118,769)	(17,519)	(162,575)	(214,231)	(31,601)
General and administrative expenses	(57,587)	(31,951)	(35,865)	(5,290)	(102,630)	(67,816)	(10,003)
Technology and product development expenses	(42,074)	(44,628)	(45,791)	(6,755)	(82,432)	(90,419)	(13,338)
Total operating expenses	(186,678)	(172,041)	(200,425)	(29,564)	(347,637)	(372,466)	(54,942)
(Loss)/income from operations	(17,123)	(40,051)	24,997	3,688	(13,310)	(15,054)	(2,222)
Other income/(loss):
Interest income	8,257	12,658	13,493	1,990	16,384	26,151	3,857
Interest expense	(954)	(6,349)	(6,426)	(948)	(1,728)	(12,775)	(1,884)
Foreign currency exchange gain/(loss)	2,411	(2,311)	(7,890)	(1,164)	547	(10,201)	(1,505)
(Loss)/gain from equity investments, including impairments	(1,512)	(664)	1,127	166	(505)	463	68
Others, net	4,220	1,427	3,066	452	8,426	4,493	663
(Loss)/income before tax	(4,701)	(35,290)	28,367	4,184	9,814	(6,923)	(1,023)
Income tax benefit /(expense)	1,442	2,341	(4,215)	(622)	(1,957)	(1,874)	(276)
Net (loss)/income	(3,259)	(32,949)	24,152	3,562	7,857	(8,797)	(1,299)
Net loss attributable to noncontrolling interests	778	775	779	115	1,280	1,554	229
Net (loss)/income attributable to Phoenix New Media Limited	(2,481)	(32,174)	24,931	3,677	9,137	(7,243)	(1,070)
Net (loss)/income	(3,259)	(32,949)	24,152	3,562	7,857	(8,797)	(1,299)
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investments	11,329	8,891	256,588	37,849	16,643	265,479	39,160
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	11,002	(3,767)	(12,486)	(1,842)	8,934	(16,253)	(2,397)
Comprehensive income/(loss)	19,072	(27,825)	268,254	39,569	33,434	240,429	35,464
Comprehensive loss attributable to noncontrolling interests	778	775	779	115	1,280	1,554	229
Comprehensive income/(loss) attributable to Phoenix New Media Limited	19,850	(27,050)	269,033	39,684	34,714	241,983	35,693
Net (loss)/income attributable to Phoenix New Media Limited	(2,481)	(32,174)	24,931	3,677	9,137	(7,243)	(1,070)
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.00)	(0.06)	0.04	0.01	0.02	(0.01)	0.00
Diluted	(0.00)	(0.06)	0.04	0.01	0.02	(0.01)	0.00
Net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	(0.03)	(0.45)	0.35	0.05	0.13	(0.10)	(0.01)
Diluted	(0.03)	(0.45)	0.35	0.05	0.13	(0.10)	(0.01)
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	573,074,298	573,935,277	573,948,891	573,948,891	573,035,634	573,943,337	573,943,337
Diluted	573,074,298	573,935,277	576,815,588	576,815,588	577,318,340	573,943,337	573,943,337

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2016	2017	2017	2017	2016	2017	2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising service	297,230	241,084	338,725	49,965	568,613	579,809	85,526
Paid service	52,833	53,395	54,541	8,045	104,390	107,936	15,921
Total revenues	350,063	294,479	393,266	58,010	673,003	687,745	101,447
Cost of revenues
Net advertising service	146,233	131,125	141,459	20,866	272,265	272,584	40,209
Paid service	34,275	31,364	26,385	3,892	66,411	57,749	8,518
Total cost of revenues	180,508	162,489	167,844	24,758	338,676	330,333	48,727
Gross profit
Net advertising service	150,997	109,959	197,266	29,099	296,348	307,225	45,317
Paid service	18,558	22,031	28,156	4,153	37,979	50,187	7,403
Total gross profit	169,555	131,990	225,422	33,252	334,327	357,412	52,720

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2016	2017	2017	2017	2016	2017	2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenue sharing fees	19,274	17,320	15,052	2,220	38,128	32,372	4,775
Content and operational costs	117,190	106,316	105,984	15,633	212,640	212,300	31,315
Bandwidth costs	15,291	14,528	13,607	2,007	32,637	28,135	4,150
Sales taxes and surcharges	28,753	24,325	33,201	4,898	55,271	57,526	8,487
Total cost of revenues	180,508	162,489	167,844	24,758	338,676	330,333	48,727

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended June 30, 2016				Three Months Ended March 31, 2017				Three Months Ended June 30, 2017
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	169,555	845	(1)	170,400	131,990	1,623	(1)	133,613	225,422	1,224	(1)	226,646
Gross margin	48.4%			48.7%	44.8%			45.4%	57.3%			57.6%
(Loss)/income from operations	(17,123)	4,453	(1)	(12,670)	(40,051)	8,266	(1)	(31,785)	24,997	5,460	(1)	30,457
Operating margin	-4.9%			-3.6%	-13.6%			-10.8%	6.4%			7.7%
		4,453	(1)			8,266	(1)			5,460	(1)
		1,512	(2)			664	(2)			(1,127	)(2)
Net (loss)/income attributable to Phoenix New Media Limited	(2,481)	5,965		3,484	(32,174)	8,930		(23,244)	24,931	4,333		29,264
Net margin	-0.7%			1.0%	-10.9%			-7.9%	6.3%			7.4%
Net (loss)/income per ADS—diluted	(0.03)			0.05	(0.45)			(0.32)	0.35			0.41
Weighted average number of ADSs used in computing diluted net (loss)/income per ADS	71,634,287			72,161,557	71,741,910			71,741,910	72,101,949			72,101,949

(1) Share-based compensation

(2) Loss/(gain) from equity investments, including impairments